NEW GOLD GENERATES RECORD CASH FLOW IN 2014
(All dollar figures are in US dollars unless otherwise indicated)

February 19, 2015 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2014 fourth quarter and full-year financial and operational results. The company previously announced its 2014 operational results, 2015 guidance, updated year-end mineral reserves and resources and project updates on February 4, 2015.

2014 FULL-YEAR HIGHLIGHTS

- Adjusted net cash generated from operations before changes in working capital[1] of $310 million, a 20% increase from 2013
- Net cash generated from operations of $269 million, a 56% increase from 2013
- Adjusted net earnings[2] of $45 million, or $0.09 per share
- Net loss of $477 million, or $0.95 per share, including a $394 million after-tax impairment expense
- Delivered on full-year gold production guidance and beat copper production and cost guidance:
  - Gold production of 380,135 ounces
  - Copper production of 101.5 million pounds
  - All-in sustaining costs[3] of $779 per ounce, a $120 per ounce decrease from 2013
  - Record-low total cash costs[4] of $312 per ounce, a $65 per ounce decrease from 2013
- Year-end cash balance of $371 million
- Received Federal and Provincial approval of Rainy River's Environmental Assessment in January 2015

2014 FOURTH QUARTER HIGHLIGHTS

- Net cash generated from operations of $70 million
- Adjusted net earnings[2] of $13 million, or $0.03 per share
- Net loss of $432 million, or $0.86 per share, including a $394 million after-tax impairment expense
- Fourth quarter delivered highest quarterly gold production of the year with 105,992 ounces

"We are proud to have generated the highest cash flow in our company's history in 2014," stated Randall Oliphant, Executive Chairman. "We were able to achieve this record, despite lower metal prices, as a result of the strength of our four operations and the teams who run them. The robust cash flow generated by our portfolio of operations enabled us to advance our portfolio of growth projects. Important progress continues to be made at our Rainy River project as well as at New Afton with the mill expansion and C-zone evaluation. At the same time, given the longer timeline contemplated for the development of Blackwater in today's metal price environment, we felt it prudent to adjust our carrying value for the project."

"As we progress through 2015 and future years, we look forward to continuing to execute on our strategy of moving into longer lived, larger scale and lower cost operations," added Mr. Oliphant.

2014 FINANCIAL RESULTS

NEW GOLD SUMMARY FINANCIAL RESULTS

	Three months ended December 31		Twelve months ended December 31	
	2014	**2013**	**2014**	**2013**
Revenues	$188.1	$198.4	$726.0	$779.7
Operating Margin[5]	65.0	76.7	314.9	344.2
Adjusted Net Earnings[2]	13.4	16.7	45.2	61.3
Adjusted Net Earnings per Share[2]	0.03	0.04	0.09	0.13
Net (Loss)/Earnings	(431.9)	(254.7)	(477.1)	(191.2)
Net (Loss)/Earnings per Share	(0.86)	(0.51)	(0.95)	(0.39)
Adjusted Net Cash Generated from Operations before Changes in Working Capital[1]	69.8	71.8	310.4	258.6
Net Cash Generated from Operations	69.9	99.7	268.8	171.9

Fourth quarter gold and silver sales volumes remained consistent with the prior-year quarter and copper sales volumes increased, however, the decrease in metal prices more than offset this, resulting in 5% lower revenues. When compared to the fourth quarter of 2013, the average realized price[6] decreased by $45 per ounce of gold, by $0.32 per pound of copper and by $4.37 per ounce of silver. For the full year, revenues decreased as the combination of lower metal prices and lower gold sales volumes was only partially offset by the 19% increase in copper sales volumes. Relative to prior year, the 2014 average realized price[6] decreased by $81 per ounce of gold, by $0.22 per pound of copper and by $4.30 per ounce of silver.

As quarterly operating expenses remained in line with the fourth quarter of 2013, the decrease in operating margin[5] relative to the prior-year quarter was driven by lower revenues as noted above. In 2014, New Gold's operating expenses decreased by $24 million, or 6%, relative to the prior year. The company's operating expenses benefitted from the combination of the depreciation of the Canadian and Australian dollars and lower diesel prices, which was partially offset by increased volumes of consumables, primarily at Cerro San Pedro. As a result of the decrease in operating expenses, the company was able to offset a portion of the above-noted decrease in revenues and deliver an operating margin[5] of $315 million, despite lower metal prices.

New Gold generated adjusted net earnings[2] of $13 million, or $0.03 per share, in the fourth quarter resulting in 2014 full-year adjusted net earnings[2] of $45 million, or $0.09 per share. The company reported a net loss of $432 million, or $0.86 per share, in the fourth quarter of 2014 and a net loss of $477 million, or $0.95 per share, for the full year. The reported net loss in both the fourth quarter and full-year period was primarily attributable to a $394 million after-tax impairment expense resulting from the completion of the company's review of its portfolio of assets for indicators of impairment. The final impairment expense is consistent with the potential impairment range disclosed by New Gold as part of its February 4, 2015 news release. As previously indicated, Blackwater accounts for the majority of the impairment at $335 million, which is primarily driven by the extended development timeline for the project. The balance of the impairment is related to Cerro San Pedro. The reported net loss in both the fourth quarter and full year was further driven by the combination of: a $21 million quarterly, and $48 million full-year, pre-tax foreign exchange loss; a $7 million quarterly, and $27 million full-year, pre-tax non-cash charge to revenue related to the monetization of the company's legacy hedge position; and an $11 million quarterly and full-year inventory write down at Cerro San Pedro. Adjusted net earnings[2] in both the fourth quarter and full year are adjusted for the above-noted items, among others, as well as their tax impacts.

The company's fourth quarter adjusted net cash generated from operations before changes in working capital[1] of $70 million remained consistent with the fourth quarter of 2013. The prior-year quarter included a $7 million adjustment for a non-recurring tax refund from the filing of amended tax returns at the Peak Mines, whereas the fourth quarter of 2014 included no adjustments. 2014 full-year adjusted net cash generated from operations before changes in working capital[1] of $310 million increased by $52 million, or 20%, when compared to 2013. For greater comparability, 2013 has been adjusted for non-recurring cash expenditures of $66 million related to the settlement of the company's legacy hedge position in May of 2013 and $18 million of Rainy River transaction costs as well as the above-noted non-recurring tax refund of $7 million. 2014 net cash generated from operations of $269 million was $97 million higher than the prior year despite a $45 million decrease in revenues, excluding the accounting impact of the settlement of the legacy hedge position. The increase in net cash generated from operations was a result of the decrease in revenues being more than offset by the combination of the above-noted net $77 million of 2013 expenditures not recurring in 2014, a $42 million decrease in cash taxes and lower corporate administration, exploration and business development expenditures.

FINANCIAL UPDATE

New Gold's 2014 year-end cash and cash equivalents were $371 million. In addition, the company has a $300 million revolving credit facility of which $54 million has been used to issue letters of credit as at February 19, 2015 with the balance remaining undrawn. At the end of 2014, the face value of the company's long-term debt was $889 million (book value – $874 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April of 2020, $500 million of 6.25% face value senior unsecured notes due in November of 2022, and $89 in El Morro funding loans, repayable out of a portion of New Gold's 30% share of El Morro cash flow upon the start of production. The company currently has approximately 508 million shares outstanding.

2014 PRODUCTION AND COST RESULTS

New Gold previously released it 2014 fourth quarter and full-year operational results on February 4, 2015.

GOLD PRODUCTION

The fourth quarter provided the company with its highest quarterly production of the year which led to full-year production meeting the company's guidance range of 380,000 to 420,000 ounces.

Production during the quarter of 105,992 ounces remained consistent with the prior-year quarter, as scheduled increases in production at Mesquite and Cerro San Pedro were offset by a decrease in production at the Peak Mines due to unscheduled mill downtime. New Afton's quarterly gold production of 25,301 ounces remained consistent with the prior-year quarter as a 6% increase in tonnes processed offset a slight decrease in gold grade and lower recovery from the combination of the higher throughput and lower grade. Fourth quarter production at Mesquite of 36,235 ounces benefitted from a combination of an increase in ore tonnes placed on the leach pad and higher grade during the second half of 2014. At the Peak Mines, fourth quarter production was slightly below that of the prior-year quarter as a result of a total of seven days of unscheduled mill downtime due to the combination of a SAG mill motor failure as well as a belt tear on the SAG mill feed conveyor later in the quarter. As scheduled, Cerro San Pedro finished 2014 with its strongest production quarter of the year. Production of 22,567 ounces increased by over 9,000 ounces relative to the third quarter of 2014 and remained consistent with the prior-year quarter through a combination of an increase in ore tonnes placed on the leach pad and higher grade.

NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended December 31		Twelve months ended December 31	
	2014	**2013**	**2014**	**2013**
GOLD PRODUCTION (thousand ounces)				
New Afton	25.3	25.2	104.6	87.2
Mesquite	36.2	34.9	106.7	107.0
Peak Mines	21.9	24.2	99.0	100.7
Cerro San Pedro	22.6	22.2	69.8	102.8
Total Gold Production	**106.0**	106.5	**380.1**	397.7
Total Gold Sales (thousand ounces)	104.2	104.5	371.2	391.8
Average Realized Gold Price per ounce[6]	$1,188	$1,233	$1,256	$1,337
COPPER PRODUCTION (million pounds)				
New Afton	20.4	20.5	84.5	72.0
Peak Mines	4.1	3.5	17.0	13.4
Total Copper Production	**24.5**	24.0	**101.5**	85.4
Total Copper Sales (million pounds)	25.5	23.8	97.6	82.6
Average Realized Copper Price per pound[6]	$2.92	$3.24	$3.02	$3.24
SILVER PRODUCTION (million ounces)				
New Afton	0.1	0.1	0.2	0.2
Peak Mines	0.0	0.0	0.1	0.1
Cerro San Pedro	0.3	0.3	1.1	1.3
Total Silver Production	**0.4**	0.4	**1.4**	1.6
Total Silver Sales (million ounces)	0.4	0.4	1.4	1.6
Average Realized Silver Price per ounce[6]	$15.73	$20.10	$18.86	$23.16
TOTAL CASH COSTS[4] ($ per ounce)				
New Afton	($1,199)	($1,428)	($1,248)	($1,196)
Mesquite	852	841	909	907
Peak Mines	707	778	658	850
Cerro San Pedro	1,413	911	1,251	676
Total Cash Costs[4]	**$414**	$316	**$312**	$377
All-IN SUSTAINING COSTS[3] ($ per ounce)				
New Afton	($560)	$12	($650)	($133)
Mesquite	1,090	988	1,266	1,108
Peak Mines	1,231	1,106	1,025	1,331
Cerro San Pedro	1,447	1,076	1,354	766
All-in Sustaining Costs[3]	**$845**	$883	**$779**	$899

For the full year, increased production at New Afton was offset by an expected decrease in production at Cerro San Pedro, resulting in lower consolidated production relative to 2013. The 20% increase in New Afton's 2014 gold production was driven by the combination of a 17% increase in throughput and a 4% increase in grade, which was only partially offset by an expected 2% decrease in recovery stemming from the higher throughput. Mesquite's full-year production of 106,670 ounces remained consistent with 2013 as increased grade offset a 5% decrease in ore tonnes placed resulting from the focus on waste stripping in the first half of 2014. At the Peak Mines, 2014 production of 99,030 ounces remained consistent with 2013, as increased grade and recovery offset a decrease in tonnes processed. As scheduled, Cerro San Pedro's production in 2014 was below that of 2013 due to a combination of lower ore tonnes placed on the leach pad, resulting from a focus on waste stripping, and lower grade. 2014 was a transition year for Cerro San Pedro, as the company embarked on a heavy waste stripping initiative through the first eight months of the year to position Cerro San Pedro for its final year of active mining in 2015.

COPPER PRODUCTION

Consolidated copper production in the fourth quarter remained consistent with the prior-year quarter, driven by continued solid performances from both New Afton and the Peak Mines. On a consolidated basis, 2014 full-year copper production of 101.5 million pounds increased by 19% relative to 2013 and exceeded the company's guidance range of 92 to 100 million pounds. 2014 full-year copper production at New Afton of 84.5 million pounds increased by 17% as a result of higher tonnes processed. At the same time, production at the Peak Mines of 17.0 million pounds increased by 27% as higher copper grade and recovery more than offset lower tonnes processed.

SILVER PRODUCTION

Consolidated fourth quarter silver production remained consistent with the prior-year quarter. Cerro San Pedro's 2014 full-year silver production of 1.1 million ounces was slightly below that of the prior year due to a combination of lower ore tonnes placed and lower grade. The small silver contributions from New Afton and the Peak Mines were both in line with expectations resulting in consolidated silver production of 1.45 million ounces meeting the guidance range of 1.35 to 1.75 million ounces.

ALL-IN SUSTAINING COSTS[3] AND TOTAL CASH COSTS[4]

New Gold continued to solidify its position as one of the lowest cost producers in the industry during 2014. Fourth quarter all-in sustaining costs[3] of $845 per ounce were $38 per ounce below the prior-year quarter. Total cash costs[4], which form a part of all-in sustaining costs[3], were $414 per ounce during the fourth quarter.

As a result of New Gold's solid operating performance, 2014 full-year all-in sustaining costs[3] decreased by $120 per ounce relative to 2013, including a $65 per ounce decrease in total cash costs[4]. Importantly, these cost reductions were realized despite the decrease in by-product copper and silver prices relative to 2013. The company's 2014 all-in sustaining costs[3] of $779 per ounce were below the guidance range of $815 to $835 per ounce. Total cash costs[4] of $312 per ounce were a record low for New Gold and were also below the guidance range of $320 to $340 per ounce. New Afton, Mesquite and the Peak Mines all delivered full-year all-in sustaining costs[3] below their respective guidance ranges. Cerro San Pedro was above its targeted cost range due to increased reagent costs and the realization of lower than assumed silver prices.

PROJECTS UPDATE

New Gold previously provided detailed updates on its portfolio of growth projects on February 4, 2015.

RAINY RIVER

At New Gold's Rainy River project, located in northwestern Ontario, two key permitting milestones were achieved on schedule in January 2015. The Federal and Provincial governments approved the project's Environmental Assessment which now enables the processing of construction-related permits. Site clearing is expected to commence in the coming weeks.

RAINY RIVER – KEY PROJECT UPDATES

Permitting, Environment and Land Consolidation

- Canadian Environmental Assessment Agency approved Environmental Assessment for the project on January 12, 2015
- Ontario Ministry of Environment and Climate Change approved Environmental Assessment on January 29, 2015
- Impacts and Benefits agreements completed with key First Nations and Métis
- Completed acquisition of Bayfield Ventures Ltd. ("Bayfield") on January 1, 2015 further consolidating New Gold's holdings in the district and adding gold and silver mineral resources to the project inventory

Project Timelines, Engineering, Capital Expenditures and Project Economics

- Proactively decided to extend the project construction timeline by six months in response to the current commodity price environment
  - Commissioning now targeted for mid-2017
- Detailed engineering 70% complete
- Current total development capital cost estimate of $877 million, including $69 million spent in 2014
  - Reflects the combination of estimated capital adjustments from the detailed engineering work completed over the last 12 months and offsetting depreciation of the Canadian dollar relative to the U.S. dollar
- Project economics – at $1,300 per ounce gold, $16 per ounce silver and a C$1.25/US$ exchange rate, Rainy River has an after-tax 5% NPV of $484 million, an IRR of 13.7% and payback period of 5.2 years
  - For every $100 per ounce change in the gold price (at a constant foreign exchange rate and silver price), the after-tax NPV and IRR change by approximately $180 million and 3.0%
  - For every $0.05 change in the foreign exchange rate (at a constant gold and silver price), the after-tax NPV and IRR change by approximately $100 million and 2.0%

Though the timing of receipt of Rainy River's environmental approvals was consistent with the company's project timeline, to maintain its financial flexibility, New Gold has decided to extend the originally planned construction timeline by six months. New Gold now plans to construct Rainy River over a 30-month period, instead of the 24-month period contemplated in the January 2014 Feasibility Study, resulting in commissioning being targeted in mid-2017. At the company's assumed exchange rate of C$1.25/US$, Rainy River's development capital cost estimate, inclusive of the $69 million spent in 2014, is $877 million. The estimated remaining development capital is $808 million.

In 2015, New Gold's planned capital expenditures at Rainy River are $300 million which is approximately $120 million lower than the capital that was estimated for 2015 under the 24-month Feasibility Study construction schedule. Capital expenditures in 2015 are scheduled to include: payments upon delivery of long lead time equipment, land clearing, including power line right of way, temporary accommodations, road building, pouring of concrete foundation and erecting steel for the mill building as well as the construction of a waterline, pump station and initial tailings dam foundation.

Under the 30-month construction schedule, the company is targeting first production from Rainy River in mid-2017. Over its first nine years of full production, the 21,000 tonne per day, combined open pit-underground operation is scheduled to produce an average of 325,000 ounces of gold per year. At the company's assumed exchange rate of C$1.25/US$, all-in sustaining costs[3] average $658 per ounce over the first nine years of the project's life.

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction. The company looks forward to advancing the Rainy River project and providing further updates on its development through the remainder of 2015 and beyond.

BLACKWATER

The company's Blackwater project is located in south-central British Columbia. Once in production, Blackwater is expected to produce an average of 485,000 ounces of gold per year at below industry average costs. Consistent with Rainy River, the depreciation of the Canadian dollar relative to the U.S. dollar benefits both Blackwater's development and operating costs as well as the project's economics.

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater's development will be driven by prevailing market conditions over the coming years.

Capital expenditures during 2014 were $13 million which primarily related to the continued advancement of the environmental assessment process and related environmental and engineering studies. 2014 spending was more than offset by the receipt of a British Columbia mining and exploration tax credit of $24 million related to exploration work the company completed in 2012. Capital expenditures in 2015 are scheduled to be $8 million with New Gold's focus being to advance the project through the permitting phase.

NEW AFTON C-ZONE

New Gold is pleased to report the results of the scoping study the company completed to evaluate the potential for the New Afton C-zone to extend the mine's life. The C-zone is the down plunge extension of the B-zone block cave that is currently being mined at New Afton.

NEW AFTON C-ZONE – SCOPING STUDY RESULTS

- Five years of additional mine life, including ramp-up period
- 21.5 million tonnes at 0.76 grams per tonne gold and 0.80% copper
    - 522 thousand ounces of gold and 377 million pounds of copper contained
- Gold and copper recovery of 86%
- Full-year average annual production of 107,000 ounces of gold and 77 million pounds of copper
- Development capital costs of $349 million at an exchange rate assumption of C$1.25/US$, including $40 million of contingency
    - Total sustaining capital costs of $110 million
- Total operating costs, including mining, processing and general and administrative, of $19.24 per tonne
    - Cash costs expected to remain in line with current levels
- Project economics – at $1,300 per ounce gold, $3.00 per pound copper and a C$1.25/US$ exchange rate, the C-zone project has an after-tax 5% NPV of $138 million, an IRR of 13.5% and payback period of 3.0 years
    - For every $100 per ounce change in the gold price (at a constant copper price and foreign exchange rate), the after-tax NPV and IRR changes by approximately $10 million
    - For every $0.25 per pound change in the copper price (at a constant gold price and foreign exchange rate), the after-tax NPV and IRR changes by approximately $10 million
    - For every $0.05 change in the foreign exchange rate (at a constant gold and copper price), the after-tax NPV and IRR changes by approximately $5 million

The scoping study relates to the economic potential of the C-zone mineral resources at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The reader is cautioned that a scoping study is preliminary in nature and accordingly subject to a high degree of uncertainty. A preliminary and/or definitive feasibility study will be required to further evaluate the C-zone project's economics.

The scoping study was prepared by New Gold with Roscoe Postle Associates Inc. ("RPA") providing an independent third party review. The independent Qualified Persons who reviewed and approved the disclosure contained on the C-zone scoping study included in this news release were David W. Rennie, P.Eng., Principal Geologist, RPA; Holger Krutzellmann, P.Eng. Associate Principal Metallurgist, RPA; and R. Dennis Bergen, P.Eng., Associate Principal Mining Engineer, RPA.

Based on the results of the scoping study, New Gold is targeting the completion of a feasibility study in the first quarter of 2016. Subject to the completion of a positive feasibility study, a development decision by the company and receipt of the requisite permits, development of the C-zone could begin in 2017, with the main access ramps being completed by the end of 2020. Based on this development schedule, production could begin in early 2023 with an 18-month ramp up to full production in mid-2024. One of the opportunities that the company will pursue as the access ramps are developed is to further drill test the C-zone to expand and upgrade the resource classification of the minable tonnage. The deposit remains open at depth and to the west.

In 2015, the company has planned capital expenditures of $5 million to further advance the C-zone project toward a feasibility study. New Gold looks forward to providing updates on the continued progress of the C-zone project.

The key parameters and assumptions associated with the C-zone scoping study do not impact the current New Afton mining operation or the New Afton B-zone mineral reserves.

The scoping study discussed above is based on measured, indicated and inferred resources and is preliminary in nature. Accordingly, the scoping study is subject to a high degree of uncertainty. The scoping study includes mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the results of the scoping study will be realized.

EL MORRO

New Gold's share of the El Morro project provides the company with a 30% fully-carried interest in a world-class copper-gold project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

On November 7, 2014, Goldcorp announced that it had withdrawn the Environmental Impact Study ("EIS") for the El Morro project. The decision was made after an October 7, 2014 ruling by the Chilean Supreme Court that invalidated the EIS. Since that time, the El Morro project team has continued to progress its studies to determine the optimal development plan for the El Morro project.

2015 GUIDANCE AND COST SENSITIVITIES

NEW GOLD 2015 GUIDANCE

	Gold Production	Copper Production	Silver Production	Total Cash Costs[4]	All-in Sustaining Costs[3]
	(thousand ounces)	(million pounds)	(million ounces)	($ per ounce)	($ per ounce)
New Afton	105 - 115	85 - 95	--	($1,070) - ($1,030)	($560) - ($520)
Mesquite	110 - 120	--	--	$925 - $965	$1,290 - $1,330
Peak Mines	85 - 95	15 - 17	--	$660 - $700	$1,005 - $1,045
Cerro San Pedro	90 - 100	--	1.75 - 1.95	$955 - $995	$1,005 - $1,045
New Gold Consolidated	**390-430**	**100 - 112**	**1.75 - 1.95**	**$340 - $380**	**$745 - $785**

CONSOLIDATED PRODUCTION AND COSTS

In 2015, New Gold is scheduled to deliver production increases in all three of the metals that the company produces. Consolidated gold production is expected to increase approximately 8% relative to 2014, driven by targeted production increases at three of the company's four operations. At the same time, copper production is scheduled to increase by approximately 4% with the benefit of the mill expansion at New Afton, and silver production should increase by over 25% as Cerro San Pedro places more ore on the leach pad.

The company's 2015 all-in sustaining cash costs[3] are expected to remain among the lowest in the industry and stay consistent with the low costs of $779 per ounce achieved in 2014. Total cash costs[4], which form a component of all-in sustaining costs[3], are expected to increase slightly when compared to $312 per ounce in 2014. This is driven by the combination of the increased production weighting from the company's higher cost mines and the lower by-product pricing assumptions for 2015 of $2.75 per pound of copper and $16.00 per ounce of silver relative to the prices of $3.02 per pound of copper and $18.86 per ounce of silver realized in 2014. At the same time, the 2015 assumptions for the Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.25, $1.25 and $15.00 to the U.S. dollar, as well as a $2.25 per gallon assumption for Mesquite's diesel price, should benefit costs relative to the actual 2014 rates.

New Gold's 2015 cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures are scheduled to be approximately $65 per ounce below those of 2014.

NEW GOLD 2015 ALL-IN SUSTAINING COSTS[3] SENSITIVITIES

Category	Copper Price	Silver Price	AUD/USD	CDN/USD	MXN/USD	Diesel
Base Assumption	$2.75	$16.00	$1.25	$1.25	$15.00	$2.25
Sensitivity	+/-$0.25	+/-$1.00	+/-$0.05	+/-$0.05	+/-$1.00	+/-$0.25
COST PER OUNCE IMPACT						
New Afton	+/-$200	--	--	+/-$90	--	--
Mesquite	--	--	--	--	--	+/-$15
Peak Mines	+/-$40	--	+/-$90	--	--	--
Cerro San Pedro	--	+/-$20	--	--	+/-$50	--
New Gold Total	+/-$65	+/-$5	+/-$20	+/-$25	+/-$10	+/-$5

Consistent with previous years, New Gold's 2015 full-year production is not scheduled to be evenly distributed across the four quarters. The first half of 2015 is expected to contribute approximately 45% of the full-year production, with the balance of the production scheduled for the second half of the year.

ADVANCE NOTICE POLICY

The Board of Directors has approved an advance notice policy for New Gold. The advance notice policy establishes a framework for advance notice of nominations of directors by shareholders of the company. Among other things, the advance notice policy fixes a deadline by which shareholders must submit a notice of director nomination to the company prior to any annual or special meeting of shareholders at which directors are to be elected. The advance notice policy also sets out the information that a shareholder must include in the notice for it to be valid.

The advance notice policy is similar to the advance notice requirements adopted by many other Canadian public companies. The purpose of the advance notice policy is to facilitate an orderly and efficient meeting process and ensure that all shareholders receive adequate notice of the nominations to be considered at a meeting and sufficient information with respect to the nominees. This allows New Gold and its shareholders to evaluate each nominee's qualifications and suitability as a director of New Gold so shareholders can cast an informed vote.

The advance notice policy is effective immediately, subject to confirmation and ratification by the shareholders. At the next meeting of shareholders of New Gold, shareholders will be asked to confirm and ratify the advance notice policy by ordinary resolution. If the policy is not confirmed at the shareholders meeting, it will be of no further force and terminate. The full text of the advance notice policy has been filed under New Gold's profile at sedar.com, and posted on New Gold's website at newgold.com.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss the 2014 fourth quarter and full-year results will be held on Friday, February 20, 2015 beginning at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling toll-free 1-888-231-8191 or 1-647-427-7450 outside of Canada and the U.S. A recorded playback of the call will be available until March 20, 2015 by calling toll-free 1-855-859-2056, or 1-416-849-0833 outside of Canada and the U.S., passcode 61179174. An archived webcast will also be available until February 20, 2016 at www.newgold.com following the event.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements made under the heading "2015 Guidance and Cost Sensitivities" and statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; expected reductions in the carrying value of New Gold's assets; mine life; mineral reserve and resource estimates; grades expected to be mined at the company's operations; the expected production, costs, economics and operating parameters of the Rainy River project; planned activities for 2015 and beyond at the company's operations and projects, as well as planned exploration activities and expenses; the results of the C-zone study, including operating parameters and expected mine life, production, costs and project economics; plans to advance the C-zone project, including permitting requirements, capital expenditures and potential timelines; expected production for the Blackwater project; targeted timing for commissioning and full production (and other activities) related to the New Afton mill expansion and Rainy River and the sequencing of Blackwater; and cash flow expected from Cerro San Pedro to the end of the residual leach period relative to expected closure costs.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized; and (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, additionally, commodity prices and exchange rates being consistent with those estimated for purposes of 2015 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where certain activities at El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater and the C-zone study; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 ("NI 43-101"). While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility of pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a "Qualified Person" under NI 43-101.

NON-GAAP MEASURES

(1) ADJUSTED NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL

"Adjusted net cash generated from operations before changes in working capital" is a non-GAAP financial measure. Net cash generated from operations has been adjusted for one-time charges incurred in 2013 related to the settlement of the company's legacy gold hedge position, the company's acquisition of the Rainy River project and a one-time tax refund related to the filing of amended tax returns for prior periods at the Peak Mines. There is also an adjustment to remove the impact of the change in working capital. The company believes the presentation of adjusted net cash generated from operations before changes in working capital enables investors and analysts to better understand the underlying operating performance of our core mining business. Adjusted net cash generated from operations before changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ADJUSTED NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

	Three months ended December 31		Year ended December 31	
	2014	**2013**	**2014**	**2013**
Net cash (used) generated from operations	**$69.9**	$99.7	**$268.8**	$171.9
Add back: Hedge settlement payment	**-**	-	**-**	65.7
Add back: Rainy River transaction costs	**-**	0.1	**-**	5.0
Add back: Payment of Rainy River acquisition expenses	**-**	-	**-**	12.9
Deduct: Amended tax returns	**-**	(6.6)	**-**	(6.6)
Adjusted net cash generated from operations	**69.9**	93.2	**268.8**	248.9
Add back (deduct): Change in non-cash operating working capital	**(0.1)**	(21.4)	**41.6**	9.7
Adjusted net cash generated from operations before changes in non-cash working capital	**69.8**	71.8	**310.4**	258.6

(2) ADJUSTED NET EARNINGS

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial measures. Net earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended December 31		Year ended December 31	
	2014	**2013**	**2014**	**2013**
Net (loss) earnings before taxes	**($420.5)**	($281.8)	**($409.5)**	($191.6)
Loss on disposal of assets	**1.9**	0.9	**1.7**	2.6
Ineffectiveness on hedging instruments	**-**	-	**-**	(9.5)
Realized and unrealized gain on non-hedged derivatives	**(4.1)**	(4.5)	**(8.5)**	(49.3)
Loss (gain) on foreign exchange	**21.4**	13.9	**47.5**	25.7
Other	**(0.7)**	2.8	**(0.7)**	4.5
Loss on hedge monetization over original term of hedge	**6.8**	7.0	**27.3**	18.7
Rainy River transaction costs	**-**	0.1	**-**	5.0
Redundancy charges	**-**	2.4	**-**	2.4
Asset impairment	**395.8**	272.5	**395.8**	272.5
Inventory write-down	**10.5**	7.3	**10.5**	7.3
Adjusted net earnings (loss) before tax	**11.1**	20.6	**64.1**	88.3
Income tax expense	**(11.4)**	27.1	**(67.6)**	0.4
Income tax adjustments	**13.7**	(31.0)	**48.7**	(27.4)
Adjusted income tax expense	**2.3**	(3.9)	**(18.9)**	(27.0)
Adjusted net earnings (loss)	**13.4**	16.7	**45.2**	61.3
Adjusted earnings (loss) per share (basic)	**0.03**	0.04	**0.09**	0.13
Adjusted effective tax rate	**21%**	19%	**30%**	31%

(3) ALL-IN SUSTAINING COSTS

Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(4) TOTAL CASH COSTS

"Total cash costs" per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS RECONCILIATION

	Three months ended December 31		Year ended December 31	
	2014	**2013**	**2014**	**2013**
Operating expenses from continuing operations	**$123.1**	$121.7	**$411.1**	$435.5
Treatment and refining charges on concentrate sales	**8.8**	8.0	**34.5**	29.4
Adjustments	**(8.7)**	(12.3)	**(8.1)**	(13.3)
Total cash costs before by-product revenue	**123.2**	117.4	**437.5**	451.6
By-product copper and silver sales	**(80.0)**	(84.5)	**(321.8)**	(303.8)
Total cash costs net of by-product revenue	**43.2**	32.9	**115.7**	147.8
Gold ounces sold	**104,224**	104,523	**371,179**	391,823
Total cash costs per gold ounce sold ($/ounce)	**$414**	$316	**$312**	$377
Total cash costs per gold ounce sold on a co-product basis ($/ounce)	**$695**	$658	**$675**	$712
Total cash costs net of by-product revenue	**43.2**	32.9	**115.7**	147.8
Sustaining Capital Expenditure	**35.4**	48.4	**126.0**	157.0
Sustaining exploration - expensed & capitalized	**1.5**	3.0	**10.2**	11.6
Corporate G&A including share-based compensation	**6.6**	7.3	**32.1**	34.4
Reclamation expenses	**1.4**	0.5	**5.4**	1.5
Total all-in sustaining costs	**88.1**	92.1	**289.2**	352.4
All-in sustaining costs per gold ounce sold ($/ounce)	**$845**	$883	**$779**	$899
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce)	**$957**	$1,000	**$952**	$1,042

(5) OPERATING MARGIN

"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the company's results of operations in each reporting period. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

OPERATING MARGIN RECONCILIATION

	Three months ended December 31		Year ended December 31	
	2014	**2013**	**2014**	**2013**
Revenues	**$188.1**	$198.4	**$726.0**	$779.7
Less: Operating expenses	**(123.1)**	(121.7)	**(411.1)**	(435.5)
Operating margin	**65.0**	76.7	**314.9**	344.2

(6) AVERAGE REALIZED PRICE

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the company's legacy hedge position is realized into income over the original term of the hedge contract. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONDENSED CONSOLIDATED INCOME STATEMENTS (unaudited)

(in millions of U.S. dollars, except per share amounts)	Three months ended December 31 2014	Three months ended December 31 2013	Year ended December 31 2014	Year ended December 31 2013
Revenues	188.1	198.4	726.0	779.7
Operating expenses	123.1	121.7	411.1	435.5
Depreciation and depletion	59.6	52.7	217.6	177.4
Earnings from mine operations	5.4	24.0	97.3	166.8
Corporate administration	5.2	5.6	25.4	26.7
Share-based payment expenses	1.5	2.0	7.5	8.5
Asset impairment	395.8	272.5	395.8	272.5
Exploration and business development	(0.6)	5.7	11.8	34.1
Loss from operations	(396.5)	(261.8)	(343.2)	(175.0)
Finance income	0.1	1.5	1.1	2.7
Finance costs	(4.9)	(8.3)	(26.7)	(40.3)
Rainy River acquisition costs	-	(0.1)	-	(5.0)
Other (losses) gains	(19.2)	(13.1)	(40.7)	26.0
Loss before taxes	(420.5)	(281.8)	(409.5)	(191.6)
Income tax (expense) recovery	(11.4)	27.1	(67.6)	0.4
Net loss	(431.9)	(254.7)	(477.1)	(191.2)
Loss per share				
Basic	(0.86)	(0.51)	(0.95)	(0.39)
Diluted	(0.86)	(0.51)	(0.95)	(0.39)
Weighted average number of shares outstanding (in millions)				
Basic	503.9	503.3	503.9	488.0
Diluted	503.9	503.3	503.9	488.0

newgold™

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at December 31	
(in millions of U.S. dollars)	2014	2013
ASSETS		
Current assets		
Cash and cash equivalents	370.5	414.4
Trade and other receivables	34.8	19.3
Inventories	222.4	182.0
Current income tax receivable	31.1	35.1
Prepaid expenses and other	10.6	10.5
Total current assets	669.4	661.3
Non-current inventories	31.6	31.0
Mining interests	3,008.7	3,336.5
Deferred tax assets	168.3	171.0
Other	3.8	2.5
Total assets	**3,881.8**	4,202.3
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	97.0	90.2
Current income tax payable	7.9	3.3
Total current liabilities	104.9	93.5
Reclamation and closure cost obligations	63.5	61.4
Provisions	9.4	9.4
Share purchase warrants	16.9	27.8
Long-term debt	874.3	862.5
Deferred tax liabilities	494.9	381.0
Deferred benefit	46.3	46.3
Other	0.4	0.5
Total liabilities	1,610.6	1,482.4
Equity		
Common shares	2,820.9	2,815.3
Contributed surplus	96.7	90.0
Other reserves	(1.5)	(17.6)
Deficit	(644.9)	(167.8)
Total equity	2,271.2	2,719.9
Total liabilities and equity	**3,881.8**	4,202.3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars)	**2014**	**2013**	**2014**	**2013**
OPERATING ACTIVITIES				
Net loss	**(431.9)**	(254.7)	**(477.1)**	(191.2)
Adjustments for:				
Realized losses on gold contracts	**6.8**	7.0	**27.3**	15.2
Realized and unrealized foreign exchange losses	**21.4**	13.9	**47.5**	25.7
Settlement payment of gold hedge contracts	**-**	-	**-**	(65.7)
Payment of Rainy River acquisition expenses	**-**	-	**-**	(12.9)
Reclamation and closure costs paid	**(0.5)**	(0.8)	**(1.4)**	(2.2)
Loss on disposal and impairment of assets	**397.7**	273.4	**397.5**	275.1
Depreciation and depletion	**60.3**	53.5	**218.1**	178.6
Other non-cash adjustments	**(2.2)**	0.4	**1.3**	(46.5)
Income tax expense (recovery)	**11.4**	(27.1)	**67.6**	(0.4)
Finance income	**(0.1)**	(1.5)	**(1.1)**	(2.7)
Finance costs	**4.9**	8.3	**26.7**	40.3
	67.8	72.4	**306.4**	213.3
Change in non-cash operating working capital	**0.1**	21.4	**(41.6)**	(9.7)
Income taxes refunded (paid)	**2.0**	5.9	**4.0**	(31.7)
Net cash generated from operations	**69.9**	99.7	**268.8**	171.9
INVESTING ACTIVITIES				
Mining interests	**(88.7)**	(88.2)	**(279.3)**	(289.3)
Government grant received	**-**	5.7	**20.5**	5.7
Proceeds from the sale of assets	**-**	0.4	**0.4**	0.4
Acquisition of Rainy River (net of cash received)	**-**	(5.4)	**-**	(112.6)
Interest received	**0.1**	1.3	**0.7**	2.1
Cash used in investing activities	**(88.6)**	(86.2)	**(257.7)**	(393.7)
FINANCING ACTIVITIES				
Issuance of common shares on exercise of options and warrants	**0.2**	0.3	**1.6**	5.5
Financing initiation costs	**-**	-	**(2.2)**	(0.3)
Interest paid	**(26.1)**	(26.0)	**(52.3)**	(52.3)
Cash used by financing activities	**(25.9)**	(25.7)	**(52.9)**	(47.1)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(1.0)**	(2.2)	**(2.1)**	(4.5)
Change in cash and cash equivalents	**(45.6)**	(14.4)	**(43.9)**	(273.4)
Cash and cash equivalents, beginning of year	**416.1**	428.8	**414.4**	687.8
Cash and cash equivalents, end of year	**370.5**	414.4	**370.5**	414.4
Cash and cash equivalents are comprised of:				
Cash	**250.5**	274.4	**250.5**	274.4
Short-term money market instruments	**120.0**	140.0	**120.0**	140.0
	370.5	414.4	**370.5**	414.4